THE LOEV LAW FIRM, PC
6300 West Loop South, Suite 280
Bellaire, TX  77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

February 13, 2009

Mr. Douglas Brown
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3265
Fax Number: (202) 772-9368

Re:	Coil Tubing Technology Holdings, Inc.
Amendment No. 6 to Registration Statement on Form S-1
File No. 333-144677
Filed February 13, 2009

Dear Mr. Brown,

In response to your comment letter dated February 13, 2009, Coil Tubing Technology Holdings, Inc. (the “Company,” “CTTH,” “we,” and “us”) has provided its responses below.

Form S-1/A6 Filed February 13, 2009

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-10

1.           Please ask your auditor to provide an updated audit report to reflect the audit of the revised financial statement notes.

RESPONSE:

The Company’s auditor has updated its audit report to reflect the audit of the revised financial statement notes as you have requested.

Note 11 - Reverse Spin-Off & Discontinued Operations, page F-25

2.           Please expand your disclosure to clarify that the parent company financial information includes the net zero effect of a $500,000 capital transaction, resulting from its stock issuance, offset by a distribution of the same amount to you in 2007.

RESPONSE:

The Company has expanded its disclosure as you have requested and has added the following paragraph to the end of Note 11 to the audited financial statements:

“Coil Tubing received $500,000 from the sale of its common stock and warrants, see Note 9, in 2007. The capital transaction recorded in the above Parent only financial statements had a net zero effect from the $500,000 capital contribution, offset by a distribution of the same amount in 2007.”

Note 12 - Commitments, page F-26

3.        We note that you added disclosure in response to prior comment 14, clarifying that in conjunction with your July 2007 arrangement with Mr. Swinford, he will retain all rights to any inventions he may discover, originate or invent; also stating that "Most, if not all, of the Company's Rental Tools were Mr. Swinford's invention and were developed pursuant to the Licensing Agreement." This disclosure indicates that the rental tools belong to Mr. Swinford. We see that you report capitalized costs of rental tools on page F-11 of $377,915 and $345,655 as of December 31, 2007 and 2006. We also observe disclosure on page F-16 indicating that $298,731 was assigned to rental tools in accounting for the November 2005 purchase by Grifco International Inc. Please explain the reasons you would be reporting rental tools on your balance sheet if these have been conveyed to Mr. Swinford, as indicated by your disclosure.

RESPONSE:

The Company’s prior language was misleading and has been revised.  No rental tools have been conveyed to and/or are owned by Mr. Swinford.  The Company has clarified its prior disclosures and has added additional disclosures as provided below to clarify that the Company’s rental tools were developed in connection with Mr. Swinford’s inventions, but are not owned by Mr. Swinford.  The following revised language has been added to the fourth paragraph of Note 12 to the audited financial statements, replacing the prior sentence to which you referred in your comment:

“Most, if not all, of the Company's rental tools were developed based on Mr. Swinford's invention and were developed pursuant to the Licensing Agreement; however, the rental tools are and will remain the property of the Company.”

Regards,

/s/ John S. Gillies
John S. Gillies
Associate